Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

November 30, 2006

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the Interim Report for the First Half of the 139th Fiscal Year dated November 30, 2006 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215, e-mail: kahori.asaoka@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Kahori Asaoka (Ms.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

The following is an unofficial English translation of the "Interim Report for the First Half of the 139th Fiscal Year of Sumitomo Corporation." Sumitomo Corporation (hereinafter referred to as the "Company") provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

INTERIM REPORT FOR THE FIRST HALF OF THE 139th FISCAL YEAR

April 1, 2006, through September 30, 2006

SUMITOMO CORPORATION

To All Shareholders

We sincerely thank you for the exceptional support you have always given to us.

We have just conducted an interim closing of accounts for the first half of the 139th Fiscal Year (April 1, 2006 through September 30, 2006), and we would like to report on the general condition of operations for such period.

November 2006
Motoyuki Oka
President and CEO

TABLE OF CONTENTS

General Condition of the Business

1. Review of Business Operations for the First Half of the 139th Fiscal Year

• Economic Environment

During the first half of this fiscal year (April 1, 2006 to September 30, 2006), higher energy prices contributed to increased inflationary pressures, leading to the tightening of monetary policy in various countries, but the global economy continued to grow strongly on the whole. The upward momentum in international commodity prices eased off, but crude oil, nonferrous metals, and other commodities continued to trade at high levels, reflecting lively demand and the presence of geopolitical risk.

In Japan, poor weather dampened the growth of consumer spending, but the economy continued to expand gradually thanks to the ongoing strength in capital investment by businesses and the pickup in exports, particularly of automobiles. Against this improving economic climate, in July, the Bank of Japan revoked the zero-interest-rate policy it had been implementing ever since March 2001.

• Progress in Implementing the AG Plan, our Medium-term Management Plan

Sumitomo Corporation's medium-term (two-year) management plan, the "AG Plan"[1] launched in April 2005, has been making satisfactory progress. In order to lay the foundation for sustained growth, we have been undertaking various measures in line with a set of basic policies that we are implementing on a global and consolidated basis, namely, to (1) expand our earnings base through dynamic growth strategies, (2) implement human resource strategies matching our growth strategies, and (3) pursue soundness and efficiency. As a result, in the first year of the Plan, we successfully reached our quantitative targets for both consolidated risk-adjusted return ratio[2] and consolidated net income.[3]

In the period under review, we took part in operations aiming for further expansion of our earnings base, including the launching of a joint venture with a new partner in the field of aluminum alloys, participation in a mineral resources business in South America, and the acquisition of a drugstore chain and of a fashion brand retailer. As part of our human resources strategy to match our growth strategy, we overhauled our human resources management system for the first time in six years, focusing on the activation of all our employees, from the young through the seniors. We also strove for the further improvement of our operational soundness and efficiency on a global and consolidated basis through such measures as the ongoing promotion of internal controls.

---

[1] "AG" is short for "Achievement and Growth." "Achievement" refers to securing the 7.5% consolidated risk-adjusted return ratio, which we have been aiming since the time of the "Reform Package." "Growth" refers to our aim for further growth in the period ahead.

[2] The "risk-adjusted return ratio" is a measure of the profitability of a business against the risks involved in it. It is calculated by dividing (a) the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period by (b) the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

[3] The AG Plan aims for a consolidated net income of ¥110 billion in fiscal year 2005 (ending March 2006), and ¥120 billion in fiscal year 2006, a two-year total of ¥230 billion. The actual result for fiscal year 2005 was ¥160.2 billion.

In connection with our regional strategies, we have identified the CIS, centering on Russia, and India, both of which are expected to achieve great economic development, as our "Focused Frontiers." We have been promoting investment aimed at expanding our business base in these regions and working to develop businesses in closer contact with the region through tight cooperation with prime local partners. Meanwhile, we pushed ahead further with our overseas wide-zone operations by extending the area of responsibility of our General Manager for Southeast Asia to cover southwest Asia (including India and Pakistan), and changed the title of the post to "General Manager for Southeast & Southwest Asia."

On October 13, 2006, Sumitomo Corporation, Sumisho Lease Co., Ltd. and Sumisho Auto Leasing Corporation (collectively the "Sumitomo Corporation Group") reached a basic agreement with Sumitomo Mitsui Financial Group, Inc., SMBC Leasing Company Limited, and SMBC Auto Leasing Company, Limited (collectively the "Sumitomo Mitsui Financial Group") for the pursuit of strategic joint businesses in leasing and auto leasing. Aiming to establish the top leasing and auto leasing businesses in Japan, the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group are now preparing for the two mergers scheduled in October 2007 between Sumisho Lease Co., Ltd. and SMBC Leasing Company Limited, and between Sumisho Auto Leasing Corporation and SMBC Auto Leasing Company, Limited.

• Actions Taken to Implement the AG Plan

In pursuit of implementing the AG Plan, our business units focused on the activities described below:

(1) Metal Products Business Unit

Domestically, we reached an agreement with Showa Denko K.K. to integrate the companies' aluminum alloy operations. We thereby strengthened our capacity to produce aluminum alloys, for which there is high demand in a wide range of fields, including auto parts and construction materials industries. We also worked to increase our profits through the streamlining of production facilities. Overseas, together with Sumitomo Metal Industries, Ltd., we received an order for steam generator tubes to be used at Qinshan Nuclear Power Plant in China. It was our first order for nuclear power plant materials from China, where such plants are expected to increase in number. In North America, we merged our two wholesalers of stainless steel products. We further enhanced our earnings base through cost reduction by the consolidation of offices and more efficient management of inventory, while maintaining our position as the largest operator in this industry.

(2) Transportation & Construction Systems Business Unit

In our aircraft leasing business, we concluded an operating lease contract with Turkish Airlines Inc. for three aircraft newly manufactured by the Boeing Company as a part of our operations to replace existing assets with more profitable ones and to diversify our risks. In the automobile business, the commercial vehicles market is anticipated to expand in India, and therefore, a local manufacturer of light-duty commercial vehicles in which Sumitomo Corporation is the largest shareholder extended its business area there to the field of manufacturing and sales of medium-duty buses. This was through a technical

assistance alliance with Isuzu Motors Limited. In our construction equipment business in Europe, we continued to record good sales in Spain, our main market, and we actively endeavored to strengthen our business foundation, including the development of our sales business in such growing markets as the Baltic States, Ukraine, and Poland.

(3) Machinery & Electric Business Unit

Our water and power producer businesses overseas continued to record good results, including water and electric power operations in Bahrain and electric power operations in the United States, Vietnam, the Philippines, and Turkey. In the power and plant EPC[4] business, we received orders for GTCC[5] power generation units from a steelmaker in Ukraine and for undersea cables from the Maritime and Port Authority of Singapore. In our overseas telecommunications business, we acquired an equity stake in Pacific Telecom Inc., the largest telecommunications operator in the Commonwealth of Northern Mariana Islands, aiming to expand our business in the emerging field of mobile communication and related services. We also received an order of a complete set of equipment for satellite communication systems from Russia's biggest private sector satellite communication operator. Domestically, we promoted a plastic bottle collection project using reverse vending machines in some wards in Tokyo, including Adachi Ward. The project is in cooperation with Norway's Tomra Systems ASA and its Japanese subsidiary, and contributes to widespread voluntary recycling.

(4) Media, Electronics & Network Business Unit

Jupiter Telecommunications Co., Ltd. (J:COM), Japan's biggest cable television company, proceeded to further build up its business base by expanding its service area through the acquisition of Cable West Inc., a major cable television operator in the Kansai area (including Osaka, Kyoto and Kobe), and promoted efficient wide-area operations. Jupiter TV Co., Ltd., Japan's largest multichannel television programming and contents provider, continued to record good results, powered by the strong performance of its subsidiary Jupiter Shop Channel Co., Ltd., a major TV shopping operator. In the film business, Asmik Ace Entertainment, Inc., a film producer and distributor, became our subsidiary in March this year. We worked to enhance the value chain in this field from production and distribution to screening and secondary use of the film through coordination with our other subsidiaries, including United Cinemas Co., Ltd., an operator of cinema complexes. In our Internet-related business operations, we acquired an equity stake in NEC BIGLOBE, Ltd., expanding our business foundation in the area of e-business. In the electronics field, we recorded firm performance in our electronics manufacturing service operations, mainly due to transactions relating to information equipment and small-scale liquid crystal displays in China and Southeast Asia.

---

[4] "EPC" is short for engineering, procurement, and construction, referring to construction contracts that extend from design and procurement all the way through installation.

[5] "GTCC" is short for gas turbine combined-cycle (power generation). A gas turbine generates electricity, and high-temperature exhaust from the gas turbine drives a steam turbine, again producing electricity. This configuration makes it possible to save energy and reduce emissions of carbon dioxide, thereby contributing to environmental conservation.

(5) Chemical Business Unit

In the emission rights related business (aimed at preventing global warming), we promoted a project to collect methane, a greenhouse gas, discharged from the factory of a tapioca starch maker in Indonesia. In the field of basic chemicals, we worked to expand our global network, including the development of transactions in new regions through the petrochemical products trader in the United States that we acquired last fiscal year. Cantex Inc., our subsidiary for manufacturing and sales of polyvinyl chloride pipes in the United States, continued to record favorable performance, thanks in part to the marketing of new products. In the field of agricultural chemicals, we worked on promoting the acquisition of proprietary products[6] and the sales thereof striving to build up our business foundation. As a part of this process, we registered and launched sales of a proprietary germicide in Argentina, a major market for agricultural chemicals.

(6) Mineral Resources & Energy Business Unit

Our Australian coal mining business recorded good results, benefiting in part from the market hovering at high prices. Meanwhile, we actively invested in upstream resource interests, which we acknowledge as a priority field. For example, we decided to form a partner relationship with Apex Silver Mines Ltd. regarding its silver-zinc-led mining project in Bolivia, one of the largest of such projects in the world, and acquired a participating interest in the project. In connection with the uranium development project in Kazakhstan with a local national atomic power company and The Kansai Electric Power Co., Inc., we established a development company to serve as the project-implementation body, and proceeded smoothly with other preparations for the start of production. In the area of overseas liquefied natural gas (LNG) related projects, we took a big step toward the implementation stage of the project to construct an LNG production base in Indonesia in which LNG Japan Corporation takes part, with the signing of finance agreements with international financial institutions, including the Japan Bank for International Cooperation. We also endeavored to participate in a new LNG project in Nigeria. In the field of clean energy, we promoted transactions in silicon wafers, a material for solar cells. Specifically, we entered into a long-term purchase contract with a wholly owned subsidiary of Norway's Renewable Energy Corporation ASA, the world's top producer of these wafers, and arranged to supply them to Sharp Corporation, the world's top producer of solar cells.

(7) Consumer Goods & Service Business Unit

In the retail business, our supermarket chain operator Summit, Inc. kept up its good results, supported by strong performance of its new stores. In the field of drugstores, we acquired kouei drug Co., Ltd., eminent for sales linked with individualized consulting services to customers and placing prescription departments within its stores. By this acquisition, we enhanced our existing retail network of Sumisho Drugstores, Inc., including the Tomod's chain, and moved to further strengthen and expand our business base. In addition, as the core of our brand related business strategy, together with Tokio Marine Capital Co., Ltd., we

[6] "Proprietary products" are agricultural chemicals for which we own independent development, production, and sales rights.

acquired Barneys Japan Co., Ltd., an operator of specialty stores[7] selling luxury clothing and other goods. In the food business, we aimed to increase our integrated corporate strength and to improve operational efficiency in the area of commercial food materials through the merger of SC Fresh Meat Co., Ltd. into SC Foods Co., Ltd.

(8) Materials & Real Estate Business Unit

In the tire sales business, following up on our acquisition of TBC Corporation, a leading marketer of tires in the United States, we set out to enter growing markets with operations such as the establishment of a wholesaler in Thailand together with Sumitomo Rubber Industries, Ltd. and a local tire sales company. In the real estate business, each of our two high-rise condominium development projects, "The Tower Osaka" in Fukushima Ward, Osaka and "The Tokyo Towers" in the Kachidoki district of Chuo Ward, Tokyo, recorded strong sales of lots, thanks to favorable remarks of their locations and facilities. In Shanghai, we also started sales of units of the "Haoshi Rokumeien" apartment that we have been constructing together with Marubeni Corporation, Michinoku Bank, Ltd., and a local developer.

(9) Financial & Logistics Business Unit

In the business of financial services, we recorded strong results in the commodities business staying on top of a lively market. As the market is rapidly shifting to electronic trading and the volume of trading is expanding, we also established a new subsidiary specializing in electronic trading. This new firm is dealing in commodities and financial futures on its own account, and is also training professional asset managers. In the area of investment, we expanded our portfolio with investments in domestic ventures, Chinese software related companies, and other businesses, deploying our know-how on product, market and management. In the investment advisory business, we aimed to increase assets under our management with measures including the launching of a new investment funds. In the logistics business, we consolidated Sumitrans (Japan) Corporation, All Trans Co., Ltd., and Sumisho Logistics Co., Ltd. into a single company, Sumisho Global Logistics Co., Ltd. We thereby established a system for providing various services on an integrated basis and upgraded our competitiveness. In addition, we responded to the growth of logistics demand for consumer goods and other products in Japan and China with the opening of large-scale, state-of-the-art logistics centers in Narashino, Chiba and Shanghai.

[7] "Specialty stores" are large-scale stores specializing in offering a wide variety of luxury brands and original goods under its own brand name.

2. Operating Results and Financial Status

• Operating Results

The consolidated total trading transactions for the six-month period ended September 30, 2006 amounted to 5,246.6 billion yen representing 6.6% growth from the same period of the previous year.

Gross profit increased by 90.1 billion yen to 415.6 billion yen from the same period of the previous year.

Although selling, general and administrative expenses increased due to the newly consolidated subsidiaries and the expansion of business activities at subsidiaries, operating income increased by 33.4 billion yen to 119.9 billion yen from the same period of the previous year.

Equity in earnings of associated companies, net, increased by 11.5 billion yen to 34.0 billion yen from the same period of the previous year. Tubular products business in North America, copper business in the Americas, Sumisho Lease Co., Ltd., and IPP (Independent Power Producer) /IWPP (Independent Water and Power Producer) businesses in Asia and Middle East contributed to the increase.

Settlements on copper trading litigation include receipt of 10.0 billion yen through settled litigation.

As a result, net income for the six-month period ended September 30, 2006 totaled 102.1 billion yen, an increase of 13.9 billion yen or representing 15.8% growth from the same period of the previous year.

<Net Income by Segments>

Metal Products Business Unit posted 13.7 billion yen, an increase of 3.6 billion yen from the same period of the previous year. Tubular products, steel plates, non-ferrous metal businesses showed strong performances.

Transportation & Construction Systems Business Unit posted 13.8 billion yen, an increase of 3.7 billion yen from the same period of the previous year. Increased earnings from the ships business and Sumisho Auto Leasing Corporation, which became a wholly owned subsidiary last year contributed to the increase.

Machinery & Electric Business Unit posted 5.9 billion yen, an increase of 2.2 billion yen from the same period of the previous year, due to the strong performances in IPP/IWPP businesses in Asia and Middle East.

Media, Electronics & Network Business Unit posted 3.9 billion yen, a decrease of 5.0 billion yen from the same period of the previous year. Although Sumisho Computer Systems Corporation improved its net income, there was a large gain on sales of stocks in the same period of the previous year, which was a factor for the decrease.

Chemical Business Unit posted 2.9 billion yen, a decrease of 0.4 billion yen from the same period of the previous year. Although Cantex Inc., a manufacturer and seller of polyvinyl chloride pipes in the U.S., maintained its strong performance, organic chemicals business decreased its profit, which was a factor for the decrease.

Mineral Resources & Energy Business Unit posted 10.9 billion yen, an increase of 1.2 billion yen from the same period of the previous year, due to increased earnings in copper business in the Americas and Australia.

Consumer Goods & Service Business Unit posted 1.8 billion yen, a decrease of 13.8 billion yen from the same period of the previous year. Although Summit, Inc., an operator of a supermarket chain maintained its strong performance, there was a sale of our stake in Coach Japan, Inc. in the same period of the previous year, which was a factor for the decrease.

Materials & Real Estate Business Unit posted 6.5 billion yen, an increase of 1.5 billion yen from the same period of the previous year. Strong performance in condominium sales and newly consolidated TBC CORPORATION contributed to the increase.

Financial & Logistics Business Unit posted 4.4 billion yen, an increase of 2.5 billion yen from the same period of the previous year, due to the increased earnings in the commodity trading business.

Domestic Regional Business Units and Offices posted 3.1 billion yen, an increase of 0.5 billion yen from the same period of the previous year. This was mainly due to the strong performance in the machinery and equipment trading business.

Overseas Subsidiaries and Branches posted 23.6 billion yen, an increase of 7.1 billion yen from the same period of the previous year. Continued growth in earnings of the metal products businesses mainly in Sumitomo Corporation of America contributed to the increase.

• Financial Status

<Total Assets, Liabilities, and Shareholders' Equity >

As of September 30, 2006, total assets increased by 287.8 billion yen to 6,999.6 billion yen from March 31, 2006. This was mainly due to the increase in operating assets as a result of expanding our core businesses, strategic investments into a silver-zinc-led mining project in Bolivia, and the increase in cash and cash equivalents. The increased cash and cash equivalents is a fund to acquire all shares of Sumisho Lease Co., Ltd. through a tender offer, which is a first step to a strategic joint business in leasing business between the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group.

Interest-bearing liabilities (gross) were 3,414.9 billion yen, an increase of 262.4 billion yen from March 31, 2006, due to the intentional increase in cash and cash equivalents. Interest-bearing liabilities (net) were 2,665.5 billion yen, an increase of 43.3 billion yen from March 31, 2006.

Shareholders' equity amounted to 1,363.6 billion yen, improved by 59.6 billion yen from March 31, 2006, due to the increases in net income, while unrealized holding gains on securities available-for-sale decreased due to the decline in stock prices. As a result, the shareholders' equity ratio to total assets improved by 0.1 point to 19.5%.

<Cash Flows>

In the six-month period ended September 30, 2006, net cash provided by operating activities was 146.9 billion yen as a result of strong business performances in each segment, while expanding business activities. Net cash used in investing activities was 138.7 billion yen, mainly due to the expansion of core businesses, including the increased leased property as a result of expanding business in Sumisho Auto Leasing Corporation and strategic investments into a silver-zinc-led mining project in Bolivia. Accordingly, free cash flow was 8.2 billion yen. Net cash provided by financing activities was 205.2 billion yen resulting from raising funds to acquire all shares of Sumisho Lease Co., Ltd. through a tender offer.

As a result, cash and cash equivalents as of September 30, 2006 increased by 218.5 billion yen to 740.5 billion yen from March 31, 2006.

• Interim Dividend

Our basic dividend policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio of approximately 20% of annual consolidated financial results.

The Board of Directors, on October 27, resolved to pay an interim dividend for fiscal year 2006 of 15 yen per share (The interim dividend for fiscal year 2005 was 11 yen per share.), half the amount of the planned annual dividend of 30 yen per share (The annual dividend for fiscal year 2005 was 25 yen per share.), based on the dividend payout ratio of approximately 20% and our revised consolidated net income target of 190 billion yen for fiscal year 2006.

3. Future Economic Prospects and Management Challenges

• Economic Prospects

We expect to see a continuation of steady growth in the global economy. On the other hand, the ongoing tightening of monetary policy resulting from increasing inflationary pressures may cause the momentum of the expansion to weaken to some degree. There also are some potential risks, such as a slowdown in the United States economy, a further rise in the price of crude oil, and a widening of international payments imbalances.

In Japan, while the emergence of any of the foregoing risks could have a negative impact, the outlook is for the gradual expansion to continue in the near future, given expectations of firm domestic demand, notably consumer spending and capital investment, and of growth in exports, particularly to China and other East Asian markets.

• Management Challenges

As we aim for sustained growth, our challenge under the AG Plan is to expand our earnings base through dynamic growth strategies to achieve further expansion, while solidly keeping our quantitative target of the consolidated risk-adjusted return ratio. For this purpose, we will build major pillars of earnings, meanwhile pushing ahead with selection and concentration and advancing our business portfolio strategy. At the same time, we will pursue soundness and efficiency, and strive to upgrade our system of internal controls by such measures as the strengthening of risk management, and furthering even more thorough legal compliance. As for the human resources to support these measures, we will make the best use of our new human resources management system, and continue to secure qualified employees and to train and assign them strategically.

We will tackle these challenges diligently, and as "a global organization that creates new values by constantly staying a step ahead of changes and contributes broadly to society," we will achieve prosperity for and realize dreams of our shareholders and all our other stakeholders.

We sincerely request the ongoing understanding and support of all our shareholders.

4. General Condition of Consolidated Operating Results

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation and Subsidiaries

• Summary of Consolidated Financial Statements and Trend of Financial Status

	The first half of the 136th year (4/03-9/03)	The first half of the 137th year (4/04-9/04)	The first half of the 138th year (4/05-9/05)	The first half of the 139th year (4/06-9/06)	The 138th year (4/05-3/06)
Gross profit (billions of yen)	242.4	271.5	325.6	415.6	706.6
Net income (billions of yen)	30.5	43.5	88.1	102.1	160.2
Net income per share (yen)	28.72	38.39	72.40	82.01	130.18
Total assets (billions of yen)	4,862.9	5,308.2	5,792.4	6,999.6	6,711.9
Total shareholders' equity (billions of yen)	698.5	866.1	1,154.3	1,363.6	1,304.0
Shareholders' equity per share (yen)	656.83	719.48	927.61	1,095.83	1,047.88
Shareholders' equity ratio (%)	14.4	16.3	19.9	19.5	19.4
Interest-bearing liabilities (net) (billions of yen)	2,458.9	2,327.3	2,355.3	2,665.5	2,622.2
Debt-equity ratio (net) (times)	3.5	2.7	2.0	2.0	2.0
Total trading transactions (billions of yen)	4,333.6	4,786.4	4,921.8	5,246.6	10,336.3

Notes: 1. Interest-bearing liabilities (net) excludes cash and cash equivalents and time deposits from interest-bearing liabilities.

2. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent.
Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

3. Amounts in billions of yen are rounded to the nerarest tenth.


Gross profit
(billions of yen)
500
400
300
200
100
0
The first half of the 136th year (4/03-9/03)
The first half of the 137th year (4/04-9/04)
The first half of the 138th year (4/05-9/05)
The first half of the 139th year (4/06-9/06)


Net income
(billions of yen)
125
100
75
50
25
0
The first half of the 136th year (4/03-9/03)
The first half of the 137th year (4/04-9/04)
The first half of the 138th year (4/05-9/05)
The first half of the 139th year (4/06-9/06)


Total shareholders' equity & Shareholders' equity ratio
(billions of yen)
(%)
1,400
1,200
1,000
800
600
400
200
0
28
24
20
16
12
8
4
0
The first half of the 136th year (4/03-9/03)
The first half of the 137th year (4/04-9/04)
The first half of the 138th year (4/05-9/05)
The first half of the 139th year (4/06-9/06)
Total shareholders' equity
Shareholders' equity ratio


Interest-bearing liabilities (net) & Debt-equity ratio (net)
(billions of yen)
(times)
3,000
2,500
2,000
1,500
1,000
500
0
6
5
4
3
2
1
0
The first half of the 136th year (4/03-9/03)
The first half of the 137th year (4/04-9/04)
The first half of the 138th year (4/05-9/05)
The first half of the 139th year (4/06-9/06)
Interest-bearing liabilities (net)
Debt-equity ratio (net)

Segment Information (Condensed)

Sumitomo Corporation and Subsidiaries
Six-month periods ended September 30, 2006 and 2005
(Unaudited)

Operating segments:

2006:

Segment	Millions of Yen							
		Gross profit		Net income		As of September 30 Segment assets		Total trading transactions
Metal Products	¥	37,667	¥	13,717	¥	697,058	¥	829,857
Transportation & Construction Systems		70,338		13,825		1,095,981		888,544
Machinery & Electric		13,915		5,875		453,054		142,211
Media, Electronics & Network		27,067		3,884		454,424		229,561
Chemical		18,369		2,913		270,907		367,928
Mineral Resources & Energy		23,403		10,852		664,112		1,028,050
Consumer Goods & Service		52,956		1,807		362,379		300,826
Materials & Real Estate		42,246		6,491		536,090		262,591
Financial & Logistics		16,259		4,397		457,997		109,194
Domestic Regional Business Units and Offices		19,618		3,134		459,238		520,665
Overseas Subsidiaries and Branches		111,415		23,594		1,139,999		1,052,811
Segment Total		433,253		90,489		6,591,239		5,732,238
Corporate and Eliminations		(17,624)		11,563		408,405		(485,627)
Consolidated	¥	415,629	¥	102,052	¥	6,999,644	¥	5,246,611

2005:

Segment	Millions of Yen							
		Gross profit		Net income		As of March 31 Segment assets		Total trading transactions
Metal Products	¥	30,351	¥	10,163	¥	662,844	¥	685,872
Transportation & Construction Systems		61,911		10,126		1,037,044		789,255
Machinery & Electric		15,376		3,656		475,384		591,356
Media, Electronics & Network		20,538		8,925		441,711		209,750
Chemical		16,414		3,290		243,216		299,381
Mineral Resources & Energy		22,321		9,684		618,169		724,353
Consumer Goods & Service		50,336		15,615		367,984		391,847
Materials & Real Estate		20,997		5,020		587,683		193,908
Financial & Logistics		9,659		1,881		470,771		68,880
Domestic Regional Business Units and Offices		20,139		2,650		424,773		540,043
Overseas Subsidiaries and Branches		54,005		16,517		1,054,635		782,554
Segment Total		322,047		87,527		6,384,214		5,277,199
Corporate and Eliminations		3,518		604		327,680		(355,395)
Consolidated	¥	325,565	¥	88,131	¥	6,711,894	¥	4,921,804

Note:
Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Consolidated Balance Sheets [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries

As of September 30, 2006 (Unaudited) and March 31, 2006

	Millions of Yen	
	September 30, 2006	March 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	¥ 740,454	¥ 522,000
Time deposits	8,949	8,331
Marketable securities	19,392	22,087
Receivables-trade:		
Notes and loans	292,327	265,022
Accounts	1,680,828	1,646,126
Associated companies	74,926	98,278
Allowance for doubtful receivables	(15,683)	(15,335)
Inventories	719,063	705,257
Deferred income taxes	33,597	31,998
Advance payments to suppliers	51,116	50,165
Other current assets	199,377	310,411
Total current assets	3,804,346	3,644,340
Investments and long-term receivables:		
Investments in and advances to associated companies	553,842	469,482
Other investments	759,622	783,015
Long-term receivables	692,890	662,075
Allowance for doubtful receivables	(38,309)	(40,703)
Total investments and long-term receivables	1,968,045	1,873,869
Property and equipment, at cost less accumulated depreciation	844,290	819,503
Goodwill and other inatangible assets	259,693	259,264
Prepaid expenses, non-current	97,262	94,710
Deferred income taxes, non-current	19,117	13,511
Other assets	6,891	6,697
Total	¥ 6,999,644	¥ 6,711,894

Consolidated Balance Sheets [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries

As of September 30, 2006 (Unaudited) and March 31, 2006

	Millions of Yen	
	September 30, 2006	March 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	¥ 548,305	¥ 539,567
Current maturities of long-term debt	411,628	428,545
Payables-trade:		
Notes and acceptances	107,839	93,278
Accounts	1,067,879	1,070,921
Associated companies	31,850	29,713
Income taxes	35,347	33,060
Accrued expenses	96,625	92,975
Advances from customers	85,542	90,483
Other current liabilities	206,923	243,972
Total current liabilities	2,591,938	2,622,514
Long-term debt, less current maturities	2,701,324	2,447,170
Accrued pension and retirement benefits	11,042	13,180
Deferred income taxes, non-current	234,410	230,364
Minority interests	97,318	94,691
Shareholders' equity:		
Common stock	219,279	219,279
Additional paid-in capital	279,558	279,470
Retained earnings:		
Appropriated for legal reserve	17,696	17,696
Unappropriated	664,925	579,217
Accumulated other comprehensive income (loss):		
Net unrealized hoiding gains on securities available-for-sale	226,365	251,013
Foreign currency translation adjustments	(27,019)	(27,750)
Net unrealized losses on derivatives	(11,641)	(9,496)
Treasury stock, at cost	(5,551)	(5,454)
Total shareholders' equity	1,363,612	1,303,975
Total	¥ 6,999,644	¥ 6,711,894

Consolidated Statements of Income [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries
Six-month periods ended September 30, 2006 and 2005
(Unaudited)

	Millions of yen	
	September 30, 2006	September 30, 2005
Revenues:		
Sales of tangible products	¥ 1,256,220	¥ 925,199
Sales of services and others	279,101	236,737
Total revenues	1,535,321	1,161,936
Cost:		
Cost of tangible products sold	(1,042,609)	(778,658)
Cost of services and others	(77,083)	(57,713)
Total cost	(1,119,692)	(836,371)
Gross profit	415,629	325,565
Other income (expenses) :		
Selling, general and administrative expenses	(294,687)	(234,607)
Settlements on copper trading litigation	9,612	(11)
Provision for doubtful receivables	(1,029)	(4,396)
Impairment losses on long-lived assets	(314)	(1,430)
Gain on sale of property and equipment, net	1,345	1,936
Interest income	16,027	8,894
Interest expense	(32,280)	(16,522)
Dividends	7,688	6,161
Other than temporary impairment losses on securities	(518)	(929)
Gain on sale of marketable securities and other investments, net	4,698	32,775
Gain on issuances of stock by subsidiaries and associated companies	-	1,534
Equity in earnings of associated companies, net	33,968	22,510
Other, net	(95)	790
Total other income (expenses)	(255,585)	(183,295)
Income before income taxes and minority interests in earnings of subsidiaries	160,044	142,270
Income taxes	(55,406)	(50,197)
Income before minority interests in earnings of subsidiaries	104,638	92,073
Minority interests in earnings of subsidiaries, net	(2,586)	(3,942)
Net income	¥ 102,052	¥ 88,131
Total trading transactions	¥ 5,246,611	¥ 4,921,804

Note:
Total trading transactions represents the gross transaction volume of trading activities, or the *nominal* aggregate value of the transactions for which the Company and its subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

[Prepared on the basis of U.S. GAAP]
Sumitomo Corporation and Subsidiaries
Six-month period ended September 30, 2006 (Unaudited) and the year ended March 31,2006

	Millions of Yen			
	September 30, 2006		March 31, 2006	
Common stock:				
Balance, beginning of period	¥	219,279	¥	219,279
Balance, end of period	¥	219,279	¥	219,279
Additional paid-in capital:				
Balance, beginning of period	¥	279,470	¥	238,859
Increase due to share exchange agreement		-		39,896
Other		88		715
Balance, end of period	¥	279,558	¥	279,470
Retained earnings appropriated for legal reserve:				
Balance, beginning of period	¥	17,696	¥	17,686
Reclassification due to merger under common control		-		10
Balance, end of period	¥	17,696	¥	17,696
Unappropriated retained earnings:				
Balance, beginning of period	¥	579,217	¥	442,630
Net income		102,052		160,237
Cash dividends paid		(17,470)		(22,140)
Reclassification due to merger under common control		-		(10)
Effect of the change in the reporting period of subsidiaries and associated companies and others		1,126		(1,500)
Balance, end of period	¥	664,925	¥	579,217
Accumulated other comprehensive income (loss):				
Balance, beginning of period	¥	213,767	¥	17,083
Other comprehensive income, net of tax		(22,692)		190,138
Effect of the change in the reporting period of subsidiaries and associated companies		(3,370)		6,546
Balance, end of period	¥	187,705	¥	213,767
Treasury stock:				
Balance, beginning of period	¥	(5,454)	¥	(646)
Increase due to share exchange agreement		-		(4,625)
Other		(97)		(183)
Balance, end of period	¥	(5,551)	¥	(5,454)
Disclosure of comprehensive income (loss):				
Net income for the period	¥	102,052	¥	160,237
Net unrealized holding gains (losses) on securities available-for-sale	¥	(24,002)	¥	152,393
Foreign currency translation adjustments		2,866		45,974
Net unrealized losses on derivatives		(1,556)		(8,229)
Other comprehensive income, net of tax	¥	(22,692)	¥	190,138
Comprehensive income for the period	¥	79,360	¥	350,375

Condensed Consolidated Statements of Cash Flows [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries

Six-month periods ended September 30, 2006 and 2005

(Unaudited)

	Millions of Yen	
	September 30, 2006	September 30, 2005
Operating activities:		
Net income	¥ 102,052	¥ 88,131
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	55,033	46,875
Provision for doubtful receivables	1,029	4,396
Impairment losses on long-lived assets	314	1,430
Gain on sale of property and equipment, net	(1,345)	(1,936)
Other than temporary impairment losses on securities	518	929
Gain on sale of marketable securities and other investments, net	(4,698)	(32,775)
Gain on issuances of stock by subsidiaries and associated companies	–	(1,534)
Equity in earnings of associated companies, less dividends received	(21,531)	(18,006)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:		
Increase in receivables	(36,973)	(49,048)
Increase in inventories	(28,396)	(15,603)
Increase (decrease) in payables	60,808	(11,296)
Other, net	20,122	16,666
Net cash provided by operating activities	146,933	28,229
Investing activities:		
Changes in:		
Property, equipment and other assets	(73,069)	31,554
Marketable securities and investments	(50,836)	112
Loans and other receivables	(14,807)	(15,193)
Time deposits	26	2,097
Net cash (used in) provided by investing activities	(138,686)	18,570
Financing activities:		
Changes in:		
Short-term debt	8,873	27,356
Long-term debt	213,313	(105,779)
Cash dividends paid	(17,470)	(8,427)
Other, net	439	(9,889)
Net cash provided by (used in) financing activities	205,155	(96,739)
Effect of exchange rate changes on cash and cash equivalents	1,237	3,438
Effect of the change in the reporting period of subsidiaries and associated companies	3,815	1,860
Net increase (decrease) in cash and cash equivalents	218,454	(44,642)
Cash and cash equivalents, beginning of period	522,000	453,891
Cash and cash equivalents, end of period	¥ 740,454	¥ 409,249

Note: Consolidated results' amounts in millions of yen are rounded to the nearest million.

Non-consolidated Balance Sheets

Sumitomo Corporation

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: millions of yen)

Assets	As of September 30, 2006	As of March 31, 2006	Liabilities and net assets	As of September 30, 2006	As of March 31, 2006
Current assets	**2,426,452**	**2,323,674**	**Current liabilities**	**1,386,554**	**1,429,305**
Cash and deposits	519,187	343,573	Notes payable, trade	39,112	37,139
Notes receivable, trade	78,553	69,959	Accounts payable, trade	671,344	676,533
Accounts receivable, trade	1,010,679	1,030,475	Short-term loans	307,319	321,446
Marketable securities	16,144	19,360	Commercial paper	81,000	73,000
Merchandise	136,096	148,792	Bonds and notes (Due within one year)	20,000	30,000
Real estate held for development and resale	47,123	45,608	Accrued expenses	25,861	26,147
			Income taxes	9,859	13,179
Advances to suppliers	112,858	97,096	Advances from customers	133,064	117,036
Prepaid expenses	18,759	42,599	Deposits received	20,435	31,335
Short-term loans receivable	302,663	308,671	Deferred income	4,850	2,549
Deferred tax assets	6,685	12,126	Other current liabilities	73,707	100,938
Other current assets	179,899	207,809			
Allowance for doubtful receivables	(2,200)	(2,400)	**Long-term liabilities**	**2,045,992**	**1,859,790**
			Long-term loans	1,596,886	1,415,507
Fixed assets	**1,910,508**	**1,862,443**	Bonds and notes	291,000	276,000
Tangible fixed assets, at cost less accumulated depreciation	173,960	176,164	Deferred Tax Liabilities	123,794	130,590
			Other long-term liabilities	34,310	37,693
Buildings	73,752	75,832			
Other structures	1,334	1,381	**Total liabilities**	**3,432,546**	**3,289,096**
Machinery and equipment	709	655			
Vehicles and transportation equipment	452	398	**Shareholders' equity**	**664,919**	**643,851**
Furniture and fixtures	1,817	1,823	Common stock	219,278	219,278
Land	90,506	90,655	Capital surplus	230,480	230,493
Construction in progress	5,389	5,418	Additional paid-in capital	230,412	230,412
			Other capital surplus	68	81
Intangible fixed assets	32,559	35,952			
Software	14,011	17,294	Retained earnings	216,085	194,907
Other intagible fixed assets	18,548	18,658	Appropriated for legal reserve	17,696	17,696
			Other retained earnings	198,389	177,211
Investments and other assets	1,703,988	1,650,326	Reserve for losses on investment	5,106	6,148
Investment securities	660,158	686,620	Deferred gains on sales of fixed assets	25,389	49,450
Investment securities in subsidiaries			General reserve	65,042	65,042
and associated companies	526,326	479,981	Retained earnings brought forward	102,850	56,570
Other equity interests	4,941	5,167	Treasury stock	(925)	(828)
Other equity interests in subsidiaries			**Difference of appreciation and conversion**	**239,421**	**253,170**
and associated companies	158,934	152,497	Net unrealized holding gains		
Long-term loans receivable	238,137	217,604	on securities and others	231,315	253,170
Long-term trade receivables, over due	35,838	40,156	Net deferred profits on hedges	8,105	–
Long-term prepaid expenses	59,893	63,092	**New share acquisition rights**	73	–
Other investments and assets	60,940	51,344			
Allowance for doubtful receivables	(41,182)	(46,140)	**Total net assets**	**904,414**	**897,021**
Total assets	**4,336,961**	**4,186,118**	**Total liabilities and net assets**	**4,336,961**	**4,186,118**

(millions of yen)

Notes:	(September 30, 2006)	(March 31, 2006)
1. Accumulated depreciation of tangible fixed assets	65,869	63,697
2. Pledged assets	103,442	78,250
3. Guarantees of indebtedness	1,131,599	988,323
4. Discounted trade notes receivable with banks	53,606	40,033

Non-consolidated Statements of Income

Sumitomo Corporation

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit : millions of yen)

	Six-month periods ended September 30	
	2006	2005
Sales	2,816,750	3,027,137
Cost of sales	(2,723,319)	(2,946,554)
Gross trading profit	93,430	80,582
Selling, general and administrative expenses	(80,421)	(77,708)
Operating profit	13,009	2,873
Non-operating income	45,325	28,398
Interest income	17,257	7,923
Dividends	24,463	14,758
Other non-operating income	3,604	5,716
Non-operating expense	(18,765)	(8,628)
Interest expense	(16,277)	(7,267)
Other non-operating expense	(2,487)	(1,361)
Ordinary income	39,569	22,643
Extraordinary gain	16,608	30,763
Gain on sale of fixed assets	542	2,980
Gain on sale of investment securities	3,424	27,782
Settlement received on copper trading litigation	10,000	-
Reversal of provision for bad debts reserve of affiliates and others	2,641	-
Extraordinary loss	(623)	(5,825)
Loss on sale of fixed assets	(114)	(168)
Loss on sale of investment securities	(123)	(862)
Valuation loss on investment securities	(385)	(753)
Provision for bad debts reserve of affiliates and others	-	(4,041)
Net income before income taxes	55,555	47,581
Income taxes	(7,800)	(21,100)
Income taxes-deferred	(8,200)	4,600
Net income	39,555	31,081

Non-consolidated Statements of Changes in Shareholders' Equity

Sumitomo Corporation

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: millions of yen)

		Six-month period ended September 30, 2006
Shareholders' equity		
Common stock		
Balance, beginning of period		219,278
Balance, end of period		219,278
Capital surplus		
Additional paid-in capital		
Balance, beginning of period		230,412
Balance, end of period		230,412
Other capital surplus		
Balance, beginning of period		81
Changes in the period	Decrease due to loss on sale of treasury stock through exercise of stock options and others	(13)
Balance, end of period		68
Total capital surplus		
Balance, beginning of period		230,493
Changes in the period		(13)
Balance, end of period		230,480
Retained earnings		
Appropriated for legal reserve		
Balance, beginning of period		17,696
Balance, end of period		17,696
Other retained earnings		
Reserve for losses on investment		
Balance, beginning of period		6,148
Changes in the period	Reversal	(1,042)
Balance, end of period		5,106
Deferred gains on sales of fixed assets		
Balance, beginning of period		49,450
Changes in the period	Reserve	4,791
	Reversal	(28,851)
Balance, end of period		25,389
General reserve		
Balance, beginning of period		65,042
Balance, end of period		65,042
Retained earnings brought forward		
Balance, beginning of period		56,570
Changes in the period	Reversal of reserve for losses on investment	1,042
	Reversal of deferred gains on sales of fixed assets	28,851
	Cash dividends	(17,496)
	Bonuses to Directors	(881)
	Reserve of deferred gains on sales of fixed assets	(4,791)
	Net income	39,555
Balance, end of period		102,850
Total retained earnings		
Balance, beginning of period		194,907
Changes in the period		21,178
Balance, end of period		216,085
Treasury stock		
Balance, beginning of period		(828)
Changes in the period	Increase due to purchase of less-than-one-voting-unit shares	(193)
	Decrease due to sale through exercise of stock options and others	96
Balance, end of period		(925)
Total shareholders' equity		
Balance, beginning of period		643,851
Changes in the period		21,068
Balance, end of period		664,919

	Six-month period ended September 30, 2006
Difference of appreciation and conversion	
Net unrealized holding gains on securities and others	
Balance, beginning of period	253,170
Changes in the period (Net)	(21,854)
Balance, end of period	231,315
Net deferred profits on hedges	
Balance, beginning of period	-
Changes in the period (Net)	8,105
Balance, end of period	8,105
Total difference of appreciation and conversion	
Balance, beginning of period	253,170
Changes in the period (Net)	(13,749)
Balance, end of period	239,421
New share acquisition rights	
Balance, beginning of period	-
Changes in the period (Net)	73
Balance, end of period	73
Total net assets	
Balance, beginning of period	897,021
Changes in the period	7,392
Balance, end of period	904,414

Notes:

1.Number of issued shares (Common shares)

	(September 30, 2006)
	1,250,602,867 shares

2.Number of treasury stock (Common shares)

Balance, beginning of period	881,094 shares
Increase due to purchase of less-than-one-voting-unit shares	120,901 shares
Decrease due to sale of less-than-one-voting-unit shares	(3,569) shares
Decrease due to sale through exercise of stock options	(93,000) shares
Balance, end of period	905,426 shares

3.Dividend for the six-month period ended September 30, 2006 (Amounts paid)

The year-end ordinary dividend was resolved in the ordinary general meeting of shareholders held on June 23, 2006 as follows.

Total amount of dividends (yen)	17,496,104,822
Dividend per share (yen)	14
Record date	March 31, 2006
Effective date	June 23, 2006

4.Dividend after September 30, 2006 (Amounts paid)

The interim dividend was resolved by the board of directors on October 27, 2006 as follows.

Total amount of dividends (yen)	18,745,461,615
Source of dividends	Retained earnings
Dividend per share (yen)	15
Record date	September 30, 2006
Effective date	December 1, 2006

5.Number of shares subject to new share acquisition rights authorized by the ordinary general meeting of shareholders (Common shares)

In the ordinary general meeting of shareholders held on June 21, 2002	5,000 shares
In the ordinary general meeting of shareholders held on June 20, 2003	24,000 shares
In the ordinary general meeting of shareholders held on June 22, 2004	64,000 shares
In the ordinary general meeting of shareholders held on June 24, 2005	155,000 shares
In the ordinary general meeting of shareholders held on June 23, 2006	189,000 shares
In the ordinary general meeting of shareholders held on June 23, 2006 (Stock-Linked compensation plan)	111,000 shares
Total	548,000 shares

Note:
Non-consolidated results' amounts in millions of yen are rounded down to the nearest million.

General Condition of the Company (as of September 30, 2006)

- **Date of Incorporation** December 1919
- **Amount of Capital** ¥219,278,931,183

1. Principal Lines of Business

Through its worldwide network, the Sumitomo Corporation group engages in diverse business activities in a wide variety of fields, such as metal products, transportation and construction systems, machinery and electricity, media, electronics and network, chemicals, mineral resources and energy, consumer goods and services, materials and real estate, and finance and logistics. These activities include engaging in domestic and overseas transactions, import and export of various goods and commodities, providing wide range of services and investing in businesses.

2. Places of Business

• **Domestic**	Head Office	Tokyo
	Regional Business Units	3 (Kansai, Chubu, Kyushu-Okinawa)
	Offices	3 (including an office within a Regional Business Unit)
	Branch Offices	8 (including 7 branch offices within Regional Business Units)
	Sub-Branch Offices	1 (within a Regional Business Unit)

Note: In addition to the above, there are 3 domestic, incorporated subsidiaries which hold a total of 10 principal, branch or other offices.

• **Overseas**	Branch Offices	3
	Representative Offices	49

Note: In addition to the above, there are 40 overseas, locally-incorporated subsidiaries which hold a total of 72 principal, branch or other offices.

3. Status of the Stock

- **Number of Issued Shares** 1,250,602,867 shares
- **Number of Shareholders** 53,671 persons

4. Number of Employees

- **Number of Employees** 4,732 persons

Note: In addition to the above, the Company employs 545 persons overseas.

- **Number of Employees (Consolidated basis)** 53,125 persons

5. Number of Consolidated Subsidiaries and Other Associated Companies

- **Consolidated Subsidiaries** 614
- **Associated Companies (equity method)** 246

6. Directors and Corporate Auditors

Name/Title		Name/Title	
Kenji Miyahara	Chairman of the Board of Directors	Motoyuki Oka	President and CEO
Shuji Hirose	Director	Kenzo Okubo	Director
Noriaki Shimazaki	Director	Nobuhide Nakaido	Director
Hisahiko Arai	Director	Michihisa Shinagawa	Director
Yoshi Morimoto	Director	Makoto Shibahara	Director
Shingo Yoshii	Director	Kazuo Ohmori	Director
Yoshiyuki Matsuoka	Director		
Shigemi Hiranuma	Standing Corporate Auditor (Full-Time)	Tetsuro Fukumoto	Corporate Auditor (Full-Time)
Itsuo Sonobe	Corporate Auditor*	Koji Tajika	Corporate Auditor*
Akio Harada	Corporate Auditor*		

Notes: 1. All Directors are Representative Directors.
2. Outside Corporate Auditors are indicated by an asterisk (*).

7. Executive Officers

Name/Title		Name/Title	
Motoyuki Oka	President and CEO*	Shuji Hirose	Executive Vice President*
Kenzo Okubo	Executive Vice President*	Noriaki Shimazaki	Executive Vice President*
Nobuhide Nakaido	Executive Vice President*	Susumu Kato	Senior Managing Executive Officer
Michio Ogimura	Senior Managing Executive Officer	Hisahiko Arai	Senior Managing Executive Officer*
Michihisa Shinagawa	Senior Managing Executive Officer*	Iwao Okamoto	Senior Managing Executive Officer
Yoshi Morimoto	Managing Executive Officer*	Makoto Shibahara	Managing Executive Officer*
Shingo Yoshii	Managing Executive Officer*	Shuichi Mori	Managing Executive Officer
Kazuo Ohmori	Managing Executive Officer*	Kentaro Ishimoto	Managing Executive Officer
Shunichi Arai	Managing Executive Officer	Nobuo Kitagawa	Managing Executive Officer
Yoshihiko Shimazu	Managing Executive Officer	Kenji Kajiwara	Managing Executive Officer*
Makoto Sato	Managing Executive Officer	Toyosaku Hamada	Managing Executive Officer
Takahiro Moriyama	Executive Officer	Ichiro Miura	Executive Officer
Takashi Kano	Executive Officer	Kuniharu Nakamura	Executive Officer
Shinichi Sasaki	Executive Officer	Takuro Kawahara	Executive Officer
Yoshio Osawa	Executive Officer	Yoshiyuki Matsuoka	Executive Officer*
Mitsuhiko Yamada	Executive Officer	Kazuhisa Togashi	Executive Officer
Kazuhiro Takeuchi	Executive Officer	Shinichi Ishida	Executive Officer

Note: Directors are indicated by an asterisk (*).

8. Accounting Auditor

KPMG AZSA & Co.

* * *